Exhibit 21.1

Semidux (Cayman) Holding Limited

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Semidux Holding Limited	British Virgin Islands
Hongkong Semidux Limited	Hong Kong
Shenzhen Semimeta Computing Tech Limited	PRC
Shenzhen Semidux Technologies Limited	PRC
Shenzhen Maijie Xinchuang Technology Co., Ltd.	PRC
Delos Tech Co., Limited	Hong Kong
UniCloud Inc.	Missouri
Cloudtech Innovations Pte. Ltd.	Singapore
Shenzhen Silicon Computing Intelligence Technology Co., Ltd.	PRC
Sichuan Senqi Wanhua Technology Co., Ltd.	PRC